UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF DECEMBER 2022

COMMISSION FILE NUMBER 001-39081
BioNTech SE
(Translation of registrant’s name into English)
An der Goldgrube 12
D-55131 Mainz
Germany
+49 6131-9084-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On December 22, 2022, BioNTech SE (the “Company”) and Shanghai Fosun Pharmaceutical (Group) Co., Ltd.  announced that approximately 11,500 doses of the companies’ mRNA-based COVID-19 vaccines arrived on the Chinese Mainland on December 21, 2022 to enable a vaccination campaign for German expatriates. The delivery contains both the companies’ Omicron BA.4/BA.5-adapted bivalent COVID-19 vaccine and the monovalent COVID-19 vaccine.  The press release is attached hereto as Exhibit 99.1.

SIGNATURE
Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Dr. Sierk Poetting
Name: Dr. Sierk Poetting
Title: Chief Operating Officer
Date: December 22, 2022

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	BioNTech and Fosun Pharma Provide COVID-19 Vaccine Doses For Vaccination of German Expatriates in China